September 6, 2022

TO:

Alberta Securities Commission

British Columbia Securities Commission

Dear Sirs/Madams:

Re: Pacific Booker Minerals Inc. (the “Company”)

Pursuant to National Instrument 51-102 Continuous Disclosure Obligations, we have reviewed the information contained in the Notice of Change of Auditor of the Company dated August 31, 2022 (“the Notice”) and, based on our knowledge of such information at this time, we agree with the statements made in the Notice pertaining to our firm.

Yours very truly,

Chartered Professional Accountants

encls.